UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

EUROPEAN INVESTMENT BANK

(Name of registrant)

Date of end of last fiscal year:  December 31, 2018

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.

Cravath, Swaine & Moore LLP

CityPoint

One Ropemaker Street

London EC2Y 9HR

United Kingdom

Note on Incorporation by Reference

Throughout this annual report, various information and data are incorporated by reference to specific portions of the European Investment Bank’s (the “EIB’s”) 2018 annual report (which is hereinafter referred to as “Exhibit I”).  Any reference in this annual report to disclosures in Exhibit I shall constitute incorporation by reference of the specified portion into this Form 18-K.  The information on the registrant’s website is not part of this annual report.

Explanatory Note

Exhibit I of this annual report includes the consolidated financial statements of the EIB Group presented in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and the financial statements of the EIB presented in accordance with the general principles of Directive 86/635/EEC of the Council of the European Communities of December 8, 1986 on the annual accounts and consolidated accounts of banks and other financial institutions, as amended by Directive 2001/65/EC of September 27, 2001, Directive 2003/51/EC of June 18, 2003 and Directive 2006/46/EC of June 14, 2006 (together, “EUGAAP”).

In order to provide a more coherent approach to the financial statements of the EIB, which are drawn up in application of the EUGAAP, Exhibit I of this annual report also contains the financial statements of the EIB Group presented in accordance with EUGAAP.

The information set forth below is to be furnished:

1.                                      In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)                                 The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

….. None.

(b)                                 The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

….. None.

(c)                                  The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

….. None.

2.                                      A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)                                 Internal funded debt of the registrant.  (Total to be stated in the currency of the registrant.  If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

….. Not applicable.

(b)                                 External funded debt of the registrant.  (Totals to be stated in the respective currencies in which payable.  No statement need be furnished as to intergovernmental debt.)

….. The information called for by this item is incorporated herein by reference to the material on pages 49, 114 and 201 of Exhibit I, and to Exhibit II.

3.                                      A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

….. See Exhibit II.

4.                                      (a)           As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)                                 Total amount held by or for the account of registrant.

...... As of December 31, 2018, USD 15,976,000 was held by or for the account of the registrant.
...... See Exhibit III.

(2)                                 Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

...... Figures not available.

(3)                                 Total amount otherwise outstanding.

...... See Item 3.

(b)                                 If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

...... Not applicable.

5.                                      A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)                                 Internal floating indebtedness of the registrant.  (Total to be stated in the currency of the registrant.)

...... Not applicable.

(b)                                 External floating indebtedness of the registrant.  (Total to be stated in the respective currencies in which payable.)

….. The information called for by this item is incorporated herein by reference to the material on pages 49, 114 and 201 of Exhibit I, and to Exhibit II.

6.                                      Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported.  These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

...... The information called for by this item is incorporated by reference to the material on pages 1-16 and 24-271 of Exhibit I, and Exhibit II.

7.                                      (a)           If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

...... None.

(b)                                 If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

...... None.

IF THE REGISTRANT IS A GOVERNMENTAL UNIT OTHER THAN A NATIONAL GOVERNMENT, IT NEED NOT ANSWER ITEMS 8, 9 AND 10.

8.                                      Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

...... Inasmuch as the registrant is not a national government, Item 8 is not applicable.

9.                                      Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported.  The statements should be reasonably itemized so far as practicable as to commodities and as to countries.  They should be set forth in terms of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

...... Inasmuch as the registrant is not a national government, Item 9 is not applicable.

10.                               The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported.  The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.”  (These statements need to be furnished only if the registrant has published balances of international payments.)

...... Inasmuch as the registrant is not a national government, Item 10 is not applicable.

11.                               In addition to the foregoing, we also incorporate by reference the materials on pages 17-23 of Exhibit I.

EXHIBITS

The following exhibits should be filed as part of the annual report:

(a)                                 Copies of any amendments or modifications, other than such as have been previously filed, to all exhibits previously filed other than annual budgets.  If such amendments or modifications are not in the English language, there should be furnished in addition a translation into English if the original exhibit was translated into English.

...... Not applicable.

(b)                                 A copy of any law, decree or administrative document outlined in answer to Item 1(b).  If such law, decree or document is not in the English language, there should be furnished in addition thereto a translation thereof into English.

...... Not applicable.

(c)                                  A copy of the latest annual budget of the registrant, if not previously filed, as presented to its legislative body.  This document need not be translated into English.

...... Not applicable.

The registrant may file such other exhibits as it may desire, marking them so as to indicate clearly the items to which they refer.

This annual report comprises:

(a)                                 Pages numbered 1 to 9 consecutively, and insert pages numbered (none).

(b)                                 The following exhibits:

...... Financial report for 2018 of registrant (Exhibit I).

...... Schedule of outstanding borrowings as of December 31, 2018 (Exhibit II).

...... Breakdown of registered securities held by or for the account of the registrant (Exhibit III).

...... Consent of KPMG Luxembourg, Société coopérative, independent auditors (Exhibit IV).

...... Reconciliation of the consolidated balance sheet as at December 31, 2018 and the consolidated income statement for the year ending December 31, 2018 of the EIB Group prepared in accordance with IFRS and EUGAAP (Exhibit V).

...... EIB Capital and Governance Update (Exhibit VI).

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof, and the amendments to such Instructions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 3rd day of May, 2019.

EUROPEAN INVESTMENT BANK
(Name of registrant)

by
/s/ EILA KREIVI
Eila Kreivi
Director
Head of Capital Markets Department

by
/s/ RICHARD TEICHMEISTER
Richard Teichmeister
Head of Funding
New Products and Special Transactions

EXHIBIT INDEX

Exhibit	Document

I	Financial report for 2018 of the European Investment Bank (only those specific portions of the annual report incorporated by reference in this report are deemed “filed”).

II	Schedule of outstanding borrowings as of December 31, 2018.

III	Breakdown of registered securities held by or for the account of the registrant.

IV	Consent of KPMG Luxembourg, Société coopérative, independent auditors.

V

Reconciliation of the consolidated balance sheet as at December 31, 2018 and the consolidated income statement for the year ending December 31, 2018 of the EIB Group prepared in accordance with IFRS and EUGAAP.

VI	EIB Capital and Governance Update.